UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Blueknight Energy Partners, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

09625U109
(CUSIP Number)

Solus Alternative Asset Management LP
430 Park Avenue, 9th Floor
New York, New York 10022
Attention:	Colette Klisivitch,
Chief Compliance Officer

With a copy to:

Herrick, Feinstein LLP
2 Park Avenue
New York, NY 10016
Attention: Patrick D. Sweeney, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 09625U109

1.	Name of Reporting Persons: Solus Alternative Asset Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds: AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 1,570,000 (1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 1,570,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,570,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.2% (2)

14.	Type of Reporting Person (See Instructions): IA

(1) These Common Units are directly owned by certain entities under management by Solus Alternative Asset Management LP (“Solus”).  Solus may be deemed the beneficial owner of such Common Units on the basis of that management relationship.

(2) Based upon a total of 21,727,724 common units outstanding as of November 5, 2010 as reported on the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010.

CUSIP No. 09625U109

15.	Name of Reporting Persons: Solus GP LLC

16.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

17.	SEC Use Only

18.	Source of Funds: AF

19.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

20.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	21)	Sole Voting Power: 0

	22)	Shared Voting Power: 1,570,000 (1)

	23)	Sole Dispositive Power: 0

	24)	Shared Dispositive Power: 1,570,000 (1)

25.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,570,000 (1)

26.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

27.	Percent of Class Represented by Amount in Row (11): 7.2% (2)

28.	Type of Reporting Person (See Instructions): OO

(1) These Common Units are directly owned by certain entities under management by Solus Alternative Asset Management LP (“Solus”).  Solus may be deemed the beneficial owner of such Common Units on the basis of that management relationship.  Solus GP LLC, as the general partner of Solus may also be deemed the beneficial owner of such Common Units.

(2) Based upon a total of 21,727,724 common units outstanding as of November 5, 2010 as reported on the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010.

CUSIP No. 09625U109

29.	Name of Reporting Persons: Christopher Pucillo

30.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

31.	SEC Use Only

32.	Source of Funds: AF

33.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

34.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With	35)	Sole Voting Power: 0

	36)	Shared Voting Power: 1,570,000 (1)

	37)	Sole Dispositive Power: 0

	38)	Shared Dispositive Power: 1,570,000 (1)

39.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,570,000 (1)

40.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

41.	Percent of Class Represented by Amount in Row (11): 7.2% (2)

42.	Type of Reporting Person (See Instructions): IN

(1) These Common Units are directly owned by certain entities under management by Solus Alternative Asset Management LP (“Solus”).  Solus may be deemed the beneficial owner of such Common Units on the basis of that management relationship.  Solus GP LLC (“Solus GP”), as the general partner of Solus, and Christopher Pucillo, as the managing member of Solus GP may also each be deemed the beneficial owner of such Common Units.

(2) Based upon a total of 21,727,724 common units outstanding as of November 5, 2010 as reported on the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010.

This statement on Schedule 13D (the “Schedule 13D”) is being filed on behalf of Solus Asset Management LP (“Solus”), a Delaware limited partnership registered with the Securities and Exchange Commission (the “SEC”), Solus GP LLC (“Solus GP”), a Delaware limited liability company, which serves as the general partner to Solus, and Christopher Pucillo (“Pucillo”, and together with Solus and Solus GP, the “Reporting Persons”), the managing member of Solus GP, relating to the common units representing limited partner interests (the “Common Units”) of Blueknight Energy Partners, L.P. (the “Issuer”), a Delaware master limited partnership.  On April 19, 2010, the Reporting Persons filed a Schedule 13G with the SEC regarding their interest in Common Units of the Issuer.  The Reporting Persons are filing this Schedule 13D in order to report the events described in Item 4 hereof; however, by filing this Schedule 13D the Reporting Persons do not concede that they are ineligible to continue to report their interests in the Common Units on Schedule 13G.

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the Common Units of the Issuer.  Blueknight Energy Partners G.P., L.L.C., a Delaware limited liability company, is the general partner (the “General Partner”) of the Issuer. The address of the principal executive office of the Issuer is Two Warren Place, 6120 South Yale Avenue, Suite 500, Tulsa, Oklahoma 74136.  As reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2010, as of November 5, 2010, there were 21,727,724 Common Units outstanding.

Item 2.  Identity and Background

(a)	This Schedule13D is filed by the Reporting Persons.

(b)	The principal business address of each of the Reporting Persons is 430 Park Avenue, 9th Floor, New York, New York 10022.

(c)
This Schedule D is filed on behalf of each of the Reporting Persons.  The record and direct owners of the Common Units described herein are certain entities under management by Solus (the “Managed Entities”).  As the investment manager for the Managed Entities, Solus directs the voting and disposition of the Common Units, and may be deemed the beneficial owner of such Common Units on the basis of that management relationship.  Solus GP is the general partner of, and may be deemed to direct the voting or disposition of the securities beneficially owned by Solus.  As the managing member of Solus GP, Pucillo may be deemed to direct the voting or disposition of the securities beneficially owned by Solus GP.  The principal business of Solus is investment management. The principal business of Solus GP is serving as the general partner of Solus. The principal occupation of Pucillo is serving as the managing member of Solus GP.

(d)	During the last five years, none of Solus, Solus GP nor Pucillo have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of Solus, Solus GP nor Pucillo have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Solus is a Delaware limited partnership. Solus GP is a Delaware limited liability company. Pucillo is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Prior to the date of this filing, Solus caused the Managed Entities to invest approximately $10,338,064.50 of such Managed Entities’ working capital in Common Units of the Issuer.  The amount includes any commission incurred in making the investments.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the Common Units in the ordinary course of the investment management business of Solus, solely for the Managed Entities’ portfolio investment purposes and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect.  In the ordinary course of Solus’ business as an investment manager of the Managed Entities and by virtue of the Managed Entities’ investment in the Issuer, the Reporting Persons have had general discussions with representatives of the Issuer and the General Partner from time to time regarding various matters relating to the business and operations of the Issuer.

On January 12, 2011, the Reporting Persons sent a letter (the “Letter”) to the General Partner expressing displeasure with the transactions contemplated by the Global Transaction Agreement, dated as of October 25, 2010, by and among the Issuer, the General Partner, Vitol Holdings B.V. and CB-Blueknight, LLC (the “Global Transaction Agreement”).  A copy of the Letter is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

The Reporting Persons intend to have further discussions and other communications with the General Partner’s management and members of its Board of Directors (the “Board of Directors”) regarding the subject matter of the Letter.  The Reporting Persons may also communicate with other unitholders of the Issuer.  In the course of such discussions with the General Partner’s management, its Board of Directors and other unitholders of the Issuer, the Reporting Persons may learn of, identify or suggest actions that could result in, among other things:  (a) the acquisition by the Reporting Persons of additional Common Units or other securities of the Issuer, or the disposition of Common Units or other securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board of Directors or management of the General Partner; (e) a material change in the present capitalization, dividend or distribution policy of the Issuer; (f) any other material change in the Issuer’s business or structure; (g) changes in the Issuer’s certificate of limited partnership or agreement of limited partnership or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.  Notwithstanding the foregoing (and except to the extent that the foregoing may itself be deemed to be such a plan or proposal), the Reporting Persons currently have no plans and have made no proposals that relate to or would result in any of the actions specified in clause (a) through (j) above.

The Reporting Persons also intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of the discussions and actions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board of Directors and management of the General Partner, changes to the composition of the Board of Directors, price levels of the Common Units, other investment opportunities available to the Reporting Persons, conditions in the securities markets, general economic and industry conditions and the general investment policies of the Reporting Persons or the Managed Entities, the Reporting Persons may in the future formulate other purposes, or formulate plans or proposals regarding the Issuer or the Common Units, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) above, or take such other actions and/or pursue such other options or remedies with respect to their investment in the Issuer as they deem appropriate under the circumstances including, without limitation, pursuing litigation against the General Partner, the Board of Directors, management of the General Partner and/or one or more affiliates thereof.

Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, or formulate plans or proposals regarding the Issuer or the Common Units, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) above. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5.  Interest in Securities of the Issuer

(a)
Each of the Reporting Persons may be deemed the beneficial owner of 1,570,000 Common Units of the Issuer, representing approximately 7.2% of the outstanding Common Units of the Issuer (based upon a total of 21,727,724 Common Units outstanding, as of November 5, 2010, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2010).

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

None of the Reporting Persons directly owns any Common Units of the Issuer.  Each of the Reporting Persons expressly disclaims beneficial ownership of the Common Units covered by this Schedule 13D.

(b)
Each of the Reporting Persons has the shared power to dispose of or direct the disposition, and to vote or direct the vote, of 1,570,000 Common Units held of record by the Managed Entities (as more fully described in Item 2 above).  Each of the Reporting Persons expressly disclaims beneficial ownership of the Common Units covered by this Schedule 13D.

(c)	Not applicable.

(d)
No person other than the Reporting Persons and the Managed Entities have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units covered by this Schedule 13D.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of January 12, 2011, by and among Solus Alternative Asset Management LP, Solus GP LLC and Christopher Pucillo (furnished herewith)

99.2	Letter to Blueknight Energy Partners, L.P., dated January 12, 2011 (furnished herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admissions by such persons that they are the beneficial owners of such securities.

Dated:  January 12, 2011

SOLUS ALTERNATIVE ASSET MANAGEMENT LP

By:	SOLUS GP LLC

/s/ Christopher Pucillo
Christopher Pucillo
Managing Member

SOLUS GP LLC

/s/ Christopher Pucillo
Christopher Pucillo
Managing Member

/s/ Christopher Pucillo
CHRISTOPHER PUCILLO